





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLADSTONE SECURITIES LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1521 WESTBRANCH DRIVE, SUITE 100
(No. and Street)

MCLEAN	VIRGINIA	22102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T MARRONE 646-930-1906
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

1800 TYSONS BLVD	MCLEAN	VIRGINIA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JACK DELLAFIORA _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLADSTONE SECURITIES LLC _____, as of JUNE 30 _____ , 20 18 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGING PRINCIPAL
Title



AUDREY GAIL WILSON
Notary Public
Commonwealth of Virginia
Reg. # 7772818
My Commission Expires February 28, 2022

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gladstone Securities, LLC

Financial Statements and Supplementary Information
As of and for the Year Ended June 30, 2018



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Gladstone Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gladstone Securities, LLC as of June 30, 2018, and the related statement of operations, of member's equity, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP, 1800 Tysons Blvd., Suite 1800, McLean, Virginia 22102
T: (703) 918 3000, F: (703) 918-3100, www.pwc.com/us



pwc

Significant Transactions with Related Parties

As discussed in Note 6 to the financial statements, the Company has entered into significant transactions with affiliated companies of Gladstone Holding Corporation which are related parties. Our opinion is not modified with respect to this matter.

PricewaterhouseCoopers LLP

McLean, Virginia
August 27, 2018

We have served as the Company's auditor since 2010.

Gladstone Securities, LLC
Statement of Financial Condition
As of June 30, 2018

		June 30, 2018
Assets		
Current assets		
Cash and cash equivalents	$	3,898,756
Due from affiliates[1]		50,000
Clearing firm deposit		54,031
Prepaid expenses		47,413
Total current assets		4,050,200
Intangible assets		97,266
Total other assets		97,266
Total assets	$	4,147,466
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	174,487
Due to affiliates[1]		1,542,351
Total liabilities[2]		1,716,838
Member's equity		
Member's equity		2,430,628
Total member's equity		2,430,628
Total liabilities and member's equity	$	4,147,466

[1] See Footnote 6 - Related Party Transactions

[2] See Footnote 5 - Commitments and Contingencies

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statement of Operations
For the Year Ended June 30, 2018

		June 30, 2018
Revenues (Related Party[1])		
Investment banking fees	$	1,963,490
Dealer management fee		50,000
Real estate advisory fees		168,108
Total revenues		2,181,598
Operating expenses		
Salaries and employee benefits[1]		824,325
Broker-dealer securities commissions		77,855
Professional services		184,015
Taxes and licenses		50,467
Office expenses		16,932
Travel and meals		14,561
Rent		34,307
Telecommunications		23,486
Conferences		1,595
Insurance		42,671
Offering diligence expense		73,275
Other operating expenses		25,769
Total expenses		1,369,258
Net income	$	812,340

[1] See Footnote 6 - Related Party Transactions

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statement of Member's Equity
For the Year Ended June 30, 2018

Balance, June 30, 2017	$	1,618,288
Net income		812,340
Balance, June 30, 2018	$	2,430,628

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statement of Cash Flows
For the Year Ended June 30, 2018

	June 30, 2018
Cash flows from operating activities	
Net income	$ 812,340
Adjustment to reconcile net income to net cash provided by operating activities:	
(Increase) in clearing firm deposit	(54,031)
(Increase) in due from affilites[1]	(50,000)
(Increase) in prepaid assets	(26,514)
Increase in accounts payable and accrued expenses	80,960
Increase in due to affiliate[1]	838,938
Net cash provided by operating activiites	1,601,693
Net increase in cash and cash equivalents	1,601,693
Cash and cash equivalents, beginning of year	2,297,063
Cash and cash equivalents, end of year	$ 3,898,756

[1] See Footnote 6 - Related Party Transactions

The accompanying notes are an integral part of these financial statements.

1. **Organization**

   Gladstone Securities, LLC was formerly known as Circadian Partners, LLC ("Circadian"). Circadian was formed on April 4, 2003 as a limited liability company under the laws of the State of Connecticut. Circadian provided consulting, advisory and private placement services to alternative asset investment managers.

   Circadian filed an application for registration as a limited purpose broker dealer under Section l5(b) of the Securities Exchange Act of 1934, as amended. The date of inception as a registered broker dealer with the National Association of Securities Dealers, Inc. ("NASD") was November 18, 2003.

   Pursuant to a Purchase Agreement dated September 23, 2009, David Geske, sole member of Circadian Partners LLC, made application to the Financial Industry Regulatory Authority ("FINRA") to transfer 100% ownership of Circadian Partners LLC to Gladstone Management Corporation ("GMC"). Following FINRA approval of the purchase, Circadian became known as Gladstone Securities, LLC (the "Company").

   The Company was capitalized as a sole member-managed limited liability company on December 4, 2009 by a $7,500 contribution from GMC. Subsequently, on January 1, 2010, Gladstone Holding Corporation ("Holding" or the "Parent") was created and ownership of the Company was transferred to Holding, at that time.

   The Company is registered with the Securities and Exchange Commission and FINRA, and provides distribution and investment banking services for affiliated companies of the Parent, which are advised by GMC. The Company also intends to raise private equity capital for nonaffiliated third-parties.

2. **Summary of Significant Accounting Policies**

   The accounting policies that materially affect the determination of financial condition, results of operations and cash flows are summarized below. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

   Use of Estimates

   The Company's financial statements are prepared on the accrual basis of accounting in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things,

various future economic factors which are difficult to predict and beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include funds deposited with maturities of three months or less when purchased. All of the Company's cash and cash equivalents at June 30, 2018 were held in the custody of one financial institution. The Company's balances at times may exceed federally insurable limits. The Company mitigates this risk by depositing funds with a major banking institution.

Prepaid Expenses

Prepaid expenses consist of annual subscriptions and insurance premiums which are amortized on a straight-line basis over their respective useful lives.

Intangible Assets

Intangible assets are indefinite-lived and consist of the purchase price for the broker-dealer license, as well as capitalized regulatory fees. Indefinite-lived assets are not subject to amortization and are tested for impairment annually. If the carrying amount exceeds the fair value an impairment charge is recognized in the amount equal to that excess. No impairment was recognized for the year ended June 30, 2018.

Investment Banking Fee Income

Investment banking fee income includes transaction structuring and loan financing fees derived from contractual agreements with portfolio companies. Such fees are generally earned from the portfolio companies and received on the execution date of portfolio company transactions entered into by the Company's affiliates, Gladstone Investment Corporation ("Investment") and Gladstone Capital Corporation ("Capital"). During the year ended June 30, 2018 the Company earned investment banking fee revenues of $1,963,490 from transactions entered into by Investment and Capital.

Real Estate Advisory Fee Income

Real estate advisory fee income is earned from mortgage acquisition services provided by the Company to Gladstone Commercial Corporation ("Commercial") and Gladstone Land Corporation ("Land"), both affiliates of the Company.

The Company entered into an agreement with Commercial, effective June 18, 2013, for the Company to act as a non-exclusive agent to assist Commercial with arranging mortgage financing for properties. In connection with this engagement, the Company may solicit the interest of various commercial real estate lenders or recommend third party lenders to Commercial. Commercial pays the Company a real estate advisory fee in connection with the services it provides for securing mortgage financing. The amount of these financing fees, which are payable upon closing of the financing, are based on a percentage of the amount of the mortgage, generally ranging from 0.5% to a maximum of 1.0% of the mortgage obtained. The amount of the financing fees may be reduced or eliminated, as determined by the Company and Commercial after taking into consideration various factors, including, but not limited to, the involvement of any third party brokers and market conditions. During the year ended June 30, 2018 the Company earned income of $131,920, related to this agreement.

The Company entered into an agreement with Land, effective April 12, 2017, for the Company to act as a non-exclusive agent to assist Land with arranging mortgage financing for properties. The terms of the agreement are substantively similar to the agreement between the Company and Commercial. During the year ended June 30, 2018 the Company earned income of $36,188 related to this agreement.

Both agreements were renewed on July 10, 2018 by Commercial and Land; the new termination dates are August 31, 2019.

Dealer Management Fee Income

The Company entered into a Dealer Manager agreement with Land Corporation, effective January 10, 2018, to serve as an exclusive dealer-manager in connection with the primary offering of 6,000,000 shares of Land's 6.0% Series B Cumulative Redeemable Preferred Stock. The offering will terminate on the date that is the earlier of either June 1, 2023, unless terminated earlier or extended by Land's Board of Directors, or the date on which all the shares (6,000,000) offered in the primary offering are sold. During the year ended June 30, 2018 the Company earned income of $50,000 related to this agreement.

Income Taxes

The Company is a single member Limited Liability Corporation which is wholly owned by Gladstone Holding Corporation. The Company's results will be reported on its Parent's federal and state income tax returns. The Company is a disregarded entity for both U.S. federal and state income tax purposes and there is no tax sharing agreement between the Company and Gladstone Holding Corporation. The Company has no obligation or commitment to fund any tax liability held by the U.S. Domestic Parent, Gladstone Holding Corporation.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in GAAP when it becomes effective. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606) - Principal versus Agent Considerations. This ASU is intended to clarify revenue recognition accounting when a third party is involved in providing goods or services to a customer. In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606) - Identifying Performance Obligations and Licensing. This ASU is intended to clarify two aspects of Topic 606: identifying performance obligations and licensing implementation guidance. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606) - Narrow-Scope Improvements and Practical Expedients. This ASU amends certain aspects of ASU 2014-09, addresses certain implementation issues identified and clarifies the new revenue standards' core revenue recognition principles. The Company did not early adopt the new standards and it will be effective July 1, 2018. The standard permits the use of either the retrospective or cumulative effect transition method. The Company in conjunction with its affiliates will develop a transition plan starting in the second half of its fiscal year.

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)." The guidance in this ASU supersedes the leasing guidance in Topic 840, "Leases." Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for those leases previously classified as operating leases. The amendments in ASU No. 2016-02 are effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period with early adoption permitted. The Company is currently evaluating the impact of adopting this ASU on its financial statements and we have elected to not early adopt as currently the Company's rental expenses are driven by expense sharing agreements in place with affiliates. The Company does not have any direct operating leases.

3. **Customer Transactions**

The Company did not maintain any customer accounts during the year ended June 30, 2018. As such, the Company is currently exempt from the requirements to maintain a "Special Reserves Account for the Exclusive Benefit of Customers." As discussed in Note 1, the Company continues to limit its activities to the management of certain affiliate relationships of the Parent and raising private equity capital for nonaffiliated third-parties.

4. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 8:1 during the initial year of operations and 15:1 thereafter.

The Company had basic net capital of $2,285,949 at June 30, 2018, which was $2,171,493 in excess of its required minimum net capital.

The Company's ratio of aggregate indebtedness to net capital at June 30, 2018 was 75.1%.

5. **Commitments and Contingencies**

Contingencies include the usual obligations of a broker dealer. The Company seeks to minimize the risks associated with its activities through policies and procedures designed to monitor the investment recommendations of its licensed representatives as well as the contractual terms and conditions of its agreements with fund companies. While the Company has exposure to these risks in its normal course of business, there are no significant unrecorded or undisclosed commitments or contingencies as of June 30, 2018. Additionally, there are no liabilities subject to subordination, and thus, the required *Statement of Changes in Liabilities Subordinated to Claims of General Creditors* has been omitted.

6. **Related-Party Transactions**

The Company is a member of a group of affiliated entities, including GMC and Gladstone Administration, LLC ("Administration"). GMC and Administration, per an expense sharing agreement, have agreed to incur all general and overhead expenses, and allocate a portion of those expenses to the Company based on employee hourly activity. During the year ended June 30, 2018, the Company incurred the following expenses from affiliates as follows:

		GMC		Adminstration		For the year end June 30, 2018
Salaries and employee benefits	$	634,033	$	190,292	$	824,325
Rent		30,184		4,123		34,307
Telecommunications		17,847		4,919		22,766
Insurance		6,504		1,825		8,329
Other		31,516		5,644		37,160
Total Expenses from Affilities	$	720,084	$	206,803	$	926,887

Additional affiliated entities include Capital, Investment, Commercial and Land. The Company derives its revenues from transactions entered into by, or on behalf of, these affiliates. During the year ended June 30, 2018 the Company earned revenues from affiliates as follows:

Affiliate	For the Year Ended June 30, 2018	
Capital	$	1,047,000
Investment		916,490
Commercial		131,920
Land		86,188
	$	2,181,598

The Company will make reimbursements to affiliates, for related party costs, which are in included in the statement of operations, however during the year ended June 30, 2018 the Company did not make any payments to affiliates for these related party costs.

Land income of $50,000 was recorded as a receivable from affiliates on the statement of financial conditions as of June 30, 2018.

7. **Clearing Broker**

The Company clears all of its trades through RBC, LLC on a fully disclosed basis. For this service, RBC, LLC receives a fixed per share fee based on the aggregate transactions it clears per month. At June 30, 2018, the Company had $54,031 on deposit with RBC, LLC.

8. **Subsequent Events**

The Company evaluated all events that have occurred subsequent to June 30, 2018 through August 27, 2018, the issuance date of the financial statements. There were no subsequent events, other than the renewals of the agreement with affiliates, as described in Note 2, which required a disclosure during the period then ended.

Gladstone Securities, LLC
Computation of Net Capital under Rule 15c3-1
Of the Securities and Exchange Commission
As of June 30, 2018

Schedule I

		June 30, 2018
Computation of Net Capital		
Members' equity	$	2,430,628
Non-allowable assets:		
Prepaid expenses		(47,413)
Organizational expenses / intangible assets		(97,266)
Net capital	$	2,285,949
Less: Minimum net capital required at 6.67% of aggregated indebtedness ($5,000 if higher)		114,456
Excess net capital	$	2,171,493
Total aggregated indebtedness	$	1,716,838
Ratio of aggregated indebtedness to net capital		75.1%

There are no material differences between the above calculations and the calculations as included in the Company's FOCUS report as of June 30, 2018.

Gladstone Securities, LLC
Computation for Determination of Reserve Requirements Pursuant to
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2018   Schedule II

As disclosed in Note 1 and Note 3 of the notes to the financial statements, the Company is an introducing broker-dealer and does not carry securities accounts for customers nor does the Company perform custodial functions relating to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that Rule.



pwc

Report of Independent Registered Public Accounting Firm

To the Management of Gladstone Securities, LLC

We have reviewed Gladstone Securities LLC's assertions, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provisions throughout the year ended June 30, 2018 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provisions throughout the year ended June 30, 2018.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

McLean, Virginia
August 27, 2018

PricewaterhouseCoopers LLP, *1800 Tysons Boulevard McLean, Virginia 22102-4261*
T: 703 918 3000; F: 703 918 3100, www.pwc.com/us

 **GLADSTONE SECURITIES**

Gladstone Securities, LLC's Exemption Report

Gladstone Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) through the most recent fiscal year without exception.

I, Jack Dellafiora, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



_____
Signature

_____8/27/ 2018_____
Date

_____Jack Dellafiora_____
Print Name



pwc

Report of Independent Accountants

To the Management of Gladstone Securities, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Gladstone Securities, LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Gladstone Securities, LLC for the year ended June 30, 2018, solely to assist the specified parties in evaluating Gladstone Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Gladstone Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated February 5, 2018 in the amount of $120 was compared to check number 548, and payment dated August 24, 2018 in the amount of $1,149 was compared to check number 610, noting no differences.
2. Compared the Total Revenue amount reported on page 2 of the audited Form X-17A-5 for the year ended June 30, 2018 to the Total revenue amount of $2,181,598 reported on page 2, item 2a of Form SIPC-7 for the year ended June 30, 2018, noting no differences.
3. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $2,181,598 and $3,272, respectively of the Form SIPC-7, noting no differences.
   b. Recalculated the mathematical accuracy of the Total General Assessment on page 2, line 2f as the sum of the amounts of the General Assessments in the first and second column of Form SIPC-7B, line 2e, noting no differences.
4. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7B filed for the prior period ended June 30, 2017 on which it was originally computed, noting the following differences: the amount of overpayment applied to the current assessment on page 1, item 2C is $2,003 while item 2H of the Form SIPC-7B filed for the prior period is $0.

PricewaterhouseCoopers LLP, 1800 Tysons Blvd., Suite 1800, McLean, Virginia 22102
T: (703) 918 3000, F: (703) 918-3100, www.pwc.com/us



We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Gladstone Securities, LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

McLean, Virginia
August 27, 2018